United States securities and exchange commission logo





                             December 3, 2020

       Edmond M. Safra
       President
       Finance of America Companies Inc.
       767 Fifth Avenue, 46th Floor
       New York, NY 10153

                                                        Re: Finance of America
Companies Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 6,
2020
                                                            File No. 333-249897

       Dear Mr. Safra:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. Please provide your analysis as to why you believe that the offer of securities in connection with the
Domestication is exempt from registration under the Securities Act.
   2. Please revise to provide the information required by Item 3(f) of Form S-4 or tell us where the information is
disclosed.
       Cover Page

   3. Please disclose here the number of shares of Class A Common Stock and New Pubco warrants that New Pubco
is offering in this registration statement pursuant to Item 501of
                                                        Regulation S-K, and
disclose that New Pubco will be a "controlled company" within the
 Edmond M. Safra
Finance of America Companies Inc.
December 3, 2020
Page 2
         meaning of the NYSE rules.
Questions and Answers About the Business Combination
Questions and Answers About the General Meeting of Replay's Shareholders and the Related
Proposals, page 7

4. Please include in the Question and Answer Section that the warrant holders will not vote on any of the proposals, if true. In addition, please disclose in the Questions and Answers
         Section About the Business Combination (i) the ratio of Replay LLC warrants and New
         Pubco warrants that the holders of Replay public warrants will receive in connection with the Domestication and the Business Combination, (ii) that fractional warrants will be rounded down to the nearest whole number in connection with the Domestication and
         Business Combination and (iii) whether or not the New Pubco warrants will be listed on an exchange.
5. Please add a question and answer that describes the positive and negative factors that Replay's board of directors considered in connection with the Transaction
         Agreement. In addition, please add a question and answer that identifies each proposal that is conditioned upon the approval of the other proposals.
Who will be the directors and officers of New Pubco if the Business Combination is consummated, page 9

6. Please expand this question and answer to provide a summary of the Stockholders
         Agreement. In addition, please revise the description of the Stockholders Agreement on page 24 to disclose the provisions related to the Principal Stockholders' right to nominate a certain number of directors to the New Pubco Board, including the number of directors, the relevant ownership percentages of New Pubco securities and the term of the agreement.
Do I have redemption rights?, page 11

7. Please disclose the maximum amount of shares that may be redeemed pursuant to the
       Transaction Agreement. In this regard, we note your disclosure on page 21 that the Pre-
       Closing Replay Cash must be equal to or greater than $400,000,000. In addition, we note your disclosure on page 12 that Replay public shareholders will be able to vote on the
       Cayman Proposals even if they redeem their Public Shares. Please clarify whether such holders will be able to vote on the other proposals. Also, please revise the second
FirstName LastNameEdmond M. Safra
       complete question and answer on page 13 to clarify whether the holders of Ordinary
Comapany    NameFinance
       Shares              of America
                have appraisal rights in Companies
                                         connection Inc.
                                                    with the Domestication. In
this regard, we note
       that 3,
December    they  do Page
               2020  not have
                          2 appraisal rights in connection with the Business
Combination.
FirstName LastName
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020        of America Companies Inc.
December
Page 3    3, 2020 Page 3
FirstName LastName

Summary of the Proxy Statement/Prospectus
The Business Combination
Consideration, page 19

8. Please revise this section to disclose (i) the aggregate value and the value of the per share and per warrant consideration that the Replay public shareholders and public warrant holders will receive, (ii) the aggregate value that the Sponsor will receive for its Founder
         Shares and Private Placement Warrants as well as the value of the per Founder Share and per Private Placement Warrant consideration that the Sponsor will receive, (iii) the amount of cash that the Sellers and and Blocker GP will receive for the sale of the FoA
         Units as well as the per FoA Unit consideration that they will receive, (iv) the aggregate value that the Blocker Shareholders will receive in connection with the Blocker Merger as well as the value of the per share consideration for the Blocker Shares that they will receive, (v) the aggregate value that Blocker GP will receive in connection with the exchange of its FoA Units for shares of Class A common stock as well as the value of the per FoA Unit consideration it will receive, and (vi) the aggregate value that the Sellers and each party of the Sellers will receive in connection with the Business Combination, including the value of the Class B Common Stock they will receive. In addition, please define the terms "Earnout Securities," "Pre-Closing Replay Cash" and "Voting Rights
         Threshold Period" the first time these terms are used in the prospectus.
Warrant Offer, page 20

9. Please disclose the factors that FoA will consider in connection with its determination of whether or not it will require Replay to commence the Warrant Offer. Please also explain to us any anticipated timing concerns with commencing such tender offer so that it can be consummated concurrently with the closing, such as the need to make any additional filings, or any exemption you are relying upon.
Other Agreements Related to the Transaction Agreement
Exchange Agreement, page 25

10. Please revise your summary of the Exchange Agreement on pages 25, 332 and throughout to clarify that the voting power afforded to holders of FoA Units by their shares of Class B
         Common Stock is automatically and correspondingly reduced as they exchange FoA Units for shares of Class A Common Stock of New Pubco pursuant to the Exchange
         Agreement. In this regard, we note your disclosure on page 29. Please explain the voting power of the Class B Common Stock compared to the Class A Common Stock and quantify, to the extent practicable, what is meant by the statement that the Class B holders have a number of votes that is equal to the aggregate number of FoA Units to held by such holders. Please also expand your disclosure under Description of Securities, Common
         Stock, to separately explain the features of the Class B common stock, including the Class
         B voting rights.
 Edmond M. Safra
Finance of America Companies Inc.
December 3, 2020
Page 4
Organizational Structure
Following the Business Combination, page 29

11. Your disclosure on page 29 that the Continuing Unitholders will hold all of the issued and outstanding shares of FoA's Class B Common Stock appears inconsistent with the diagram on page 29, which shows the Class B Common Stock as a class of New Pubco's securities. Please revise for clarity and consistency. In addition, please add the number of securities, including shares of Class A Common Stock, Class B Common Stock, Public
         Warrants and FoA Units held by each group indicated in the diagram, and please add
         Replay, Blocker and FoA's subsidiaries to the diagram. Please also include a diagram of
         FoA prior to the business combination.
Risks Related to Our Business and Industry
Our geographic concentration could materially and adversely affect us, page 43

12. Please disclose the percentage of your lending portfolio that is concentrated in California so that investors understand the scope of this risk. In addition, please balance the disclosure in the first bullet point on page 182 to disclose that a significant portion of your lending portfolio is concentrated in California, or advise.
Risk Factors
Risks Related to Our Lending Business
Conducting our business in a manner so that we are exempt, page 70

13. Please explain to us why you expect that your subsidiaries will qualify for an exclusion from registration under the Investment Company Act. In this regard, we also note your disclosure on page 204 regarding the Investment Company Act and some areas that pertain to your business that you do not believe there is published guidance.
Unaudited Pro Forma Combined Consolidated Financial Information, page 96 FirstName LastNameEdmond M. Safra
14. We note a number of blanks throughout the pro forma financial information. Please fill in
Comapany    NameFinance
       the appropriate     of America
                       information    Companies
                                   when availableInc.
                                                  to enable a reader to fully
understand the
       information
December           presented.
           3, 2020 Page  4
FirstName LastName
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020        of America Companies Inc.
December
Page 5    3, 2020 Page 5
FirstName LastName
Accounting for the Business Combination, page 98

15. Please provide us your accounting analysis related to accounting for the business combination using the acquisition method under ASC 805. Please include all relevant facts and circumstances and the specific guidance that supports your accounting determination. At a minimum, please tell us:

                How you determined that FoA was a variable interest entity, How you determined which entity was the acquirer, How you determined which entity was considered to be the primary beneficiary, and
                How you considered New Pubco and Blocker in the analysis.
16. We note your accounting disclosure refers to Replay as the acquiring entity but New
         Pubco as the primary beneficiary. We also note that you present pro forma financial information as if the business combination is between Replay and FoA. Please revise to clarify which entity acquired the controlling financial interest in FoA and update the accounting and pro forma disclosure as needed.
17. Please tell us how New Pubco accounted for the Replay Merger and the Blocker Merger.
         Please include the accounting guidance supporting your determinations. Other Events, page 98

18. Please revise to disclose, if true, that Finance of America Funding LLC is a wholly-owned subsidiary of FoA.
Adjustments and Assumptions to the Unaudited Pro Forma Combined Consolidated Balance
Sheet as of June 30, 2020, page 105

19. Please revise adjustment (m) to more clearly describe why cash distributions are being made to Continuing Unitholders and Continuing Stockholders, clarify how the adjustment is determined for each redemption scenario, and clarify why the offset is to Goodwill.
         Please revise to refer to the section of the document that describes this distribution more fully.
20. Please revise adjustment (p) to disclose how you determined the amount of contingent consideration to recognize.
21. We note your discussion related to adjustment (u) on page 108 related to the non-
         controlling interest but do not see adjustment (u) included in the pro forma financial information. Please advise or revise as appropriate. Additionally, please revise to clarify how the fair value of the non-controlling interest was determined.
22. Please revise adjustment (v) to more clearly show the recognition and calculation of goodwill measured as the excess of (a) over (b) as described in ASC 805-30-30-1 under each redemption scenario which should correspond to the amount presented in the Pro
         Forma Combined columns.
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020        of America Companies Inc.
December
Page 6    3, 2020 Page 6
FirstName LastName
23.      We note you have    Deferred Tax Asset    and    Tax Receivable
Agreement Obligations to
         the Seller    line items in the calculation of the total consideration
transferred in adjustment
         (v). Please revise to provide appropriate disclosure of each item to explain what it represents, why it is considered part of the consideration transferred by the acquirer, and explain how the amount is measured.
Adjustments and Assumptions to the Unaudited Pro Forma Combined Consolidated Statement of
Operations for the Six Months Ended June 30, 2020 , page 110

24. Please revise adjustment (j) to clearly show how you determined the amount of noncontrolling interest for each period presented.
Proposal No. 1 - Cayman Proposals
The Domestication, page 119

25. Pursuant to Exchange Act Rule14a-4(a)(3), please include (i) separate proposals for the
         Domestication and the Business Combination and (ii) separate proposals for each of the material provisions in the Replay LLCA, including the exclusive forum provision and the jury waiver provision, or advise. Also, please file the Form of Proxy Card with the next amendment. Regarding the exclusive forum provision, please disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Regarding the jury waiver provision, please disclose whether this provision applies to claims under the federal securities laws, the risks of the provision or other impacts on Replay Acquisition LLC security holders and any uncertainty regarding enforceability.
The Business Combination
The Background of the Business Combination, page 121

26. Please revise to disclose the terms of the initial terms sheet Replay provided to FoA and describe the negotiations regarding these terms, including the valuation of FoA, the ratio for the public shares, the negotiations regarding the portion of the Sponsor's founder
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020        of America Companies Inc.
December
Page 7    3, 2020 Page 7
FirstName LastName
         shares that would be made subject to vesting as part of the transaction and any other material provisions and terms that were negotiated after Replay's initial discussion with
         FoA and prior to the signing of the Transaction Agreement and related documents and agreements.
Regulatory Approvals Required for the Business Combination, page 129

27. Please identify the governmental approvals, including both federal and state approvals, that are necessary for the Business Combination, and the status of such compliance or approval pursuant to Item 3(i) of Form S-4. Consideration to be Received in the Business Combination, page 132

28. Please revise this section to include quantitative disclosure regarding the FoA Units Cash
         Consideration, the Blocker Merger Consideration, the Pre-Closing Replay Cash, the Pre-
         Closing Outstanding FoA Units, the Sale Percentage, the Sold FoA Units, and the
         aggregate number of Seller Class B Shares, and disclose here, and in the Questions and
         Answers About the Business Combination how the Equity Value Reduction Amount will affect the consideration received in connection with the Business Combination transactions. In addition, please revise your disclosure on page 318 regarding the
         Authorized and Outstanding Stock to disclose the number of shares of Class B Common
         Stock that will be outstanding immediately after the consummation of the Business
         Combination.
Proposal No. 2 -The Stock Issuance Proposal
Vote Required for Approval, page 167

29. We note your disclosure on page 167 that "[t]he approval . . . requires the affirmative vote of the holders of a majority of the Ordinary Shares present and entitled to vote thereon at the general meeting." Please revise here and on pages 179, 180 and 181 to clarify, if true, that abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting. In addition, pursuant to Rule 14a-4(a)(3) of the Exchange Act, please present as separate proposals, the issuance of securities in connection with the PIPE Agreements or tell us why you do not believe this is necessary.
Information About FOA, page 182

30. Please revise to discuss why FAM and FAR and other subsidiaries are considered indirect subsidiaries and explain the relevance as compared to if they were direct subsidiaries.
Information About FOA
Finance of America Companies
Strategic Business Acquisitions, page 183

31. Please balance your disclosure in your Our Strengths section by disclosing that FAM is
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020        of America Companies Inc.
December
Page 8    3, 2020 Page 8
FirstName LastName
         rated "Average" by Moody's as an originator of conventional, conforming residential mortgage loans and that, if true, since March 2020 you have and continue to be in violation of covenants with certain lenders and, while you have obtained waivers for all of the violations of such covenants, there is no guarantee that you will be able to do so in the future. In addition, please provide a brief explanation of the the 90+ Net Promotor Score, including a description of your methodology and the point scale used so that investors understand the significance of this score. Similarly, please disclose what you mean by
         "corporate load factor" on page 190 and clarify what you mean by the "Agencies" on page
         192.
Our Segments
Lender Services
Boston National Title LLC , page 199

32. We note your disclosure that BNT has General Services Agreements with five out of the fifteen largest U.S. banks by assets. If material to your business, please describe the provisions of these agreements, including whether they are exclusive, the terms of the agreement and how you earn fees pursuant to these agreements. Intellectual Property, page 201

33. If material to your business, please disclose the duration and importance to each segment of all patents, trademarks and licenses pursuant to Item
101(c)(1)(iii)(B) of Regulation S-
         K.
Results of Operations     Consolidated Results, page 214

34. We note the net fair value gains on mortgage loans table on page 215 presents the change in fair value of loans and the change in fair value of related obligations, and that the net difference between the two has had significant variances over the periods presented.
         Please revise the    Information about FOA    section on page 182 to
discuss if and how you
         design your securitization programs to have fair value changes in loans be substantially offset with fair value changes in the related obligations and explain the reasons that this may not occur. Please revise MD&A to discuss the underlying reasons that resulted in the net fair value change recognized for these items for each period presented to allow an investor to understand the reasons there were significant gains in certain period and losses in other periods.
35.      As noted on page 226, almost all of the revenue presented as    Gain
on mortgage loans
         held for sale, net    represents the gains from selling forward
mortgage loans. Therefore,
         please revise this income statement line item title to more accurately describe the nature of revenue recognized. For example, Gain on sale of mortgage loans, net and other income related to the origination of mortgage loans held for sale, net.
36. Please revise to provide additional context for why you present net interest margin related to loans held for sale in the net interest margin on held for investment line items as
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020        of America Companies Inc.
December
Page 9    3, 2020 Page 9
FirstName LastName
         disclosed in note 1 to the table on page 215.
Segment Results, page 217

37.      We note you refer to    Net Origination Gain    in your discussion of
segment results. Please
         revise to use the same terminology and presentation as used in your income statement
         (e.g. Gain on mortgage loans held for sale, net, Net fair value gains on loans and related obligations, etc.) and in the notes to your financial statements for consistency.
38. For each segment, especially the Reverse Origination and Commercial Originations,
         please revise to more clearly discuss what the revenue represents and the underlying reasons for material trends. For example, noting your disclosure on page 182 that you distribute risk to investors for an up-front cash profit, discuss the amount and type of revenue recognized at origination (e.g. fair value gains, fees, etc.) and the amount recognized over the loan period (e.g. interest). Also, clearly discuss how much revenue represents interest income recognized during the period or fair value gains or losses recognized during the period.
Forward Originations Segment
Revenue, page 226

39.      Please revise to discuss what    Hedge pair-off fees    represents and
discuss the underlying
         reasons for the amounts recognized and trends between periods. Non-GAAP Financial Measures
Adjusted EBITDA, page 244

40. Please revise to more clearly describe how the adjustment for the change in fair value of loans and securities held for investment due to market or model assumption changes is calculated. Disclose the specific asset and or liabilities held on the balance sheet that this adjustment relates to and describe the underlying market or model changes that resulted in the change in fair value for each period presented. Additionally, please explain why you do not adjust for the actual change in fair value for market or model changes recognized for US GAAP purposes.
Changes in Liabilities and Members Equity for the period June 30, 2020 and December 31, 2019, page 247

41. Please revise to explain the amounts recognized and discuss the underlying reasons for noted trends related to the CRNCI.
Off Balance Sheet Arrangements , page 262

42. Please revise to disclose the key factors that resulted in your determination that FAH did not have the power to direct the activities that most significantly
impact the trust   s
         performance related to your disclosure at the bottom of page 262. Also, please revise to
 Edmond M. Safra
Finance of America Companies Inc.
December 3, 2020
Page 10
         provide additional context to this disclosure to allow an investor to understand its significance and relevance to your business strategy and/or financial results.
Information About Replay
Executive Compensation, page 278

43. Please revise here to identify the two independent directors that have received an annual fee of $25,000, and disclose whether any compensation will be paid to your executive officers and directors pursuant to the business combination. Description of Securities
Redeemable Warrants
Public Shareholders' Warrants, page 322

44. Please disclose the terms of the warrants offered in connection with the Business
         Combination. In this regard, we note that the disclosure on pages 322 to 326 seems to only address the Replay public warrants.
Exclusive Forum, page 330

45. We note that New Pubco's forum selection provision identifies the federal district court of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States.
         Please explicitly state, if true, that this provision applies to actions arising under the
         Securities Act and the Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Financial Statements, page F-1

46. Please revise to provide financial statements for Finance of America Companies, Inc.
       (New Pubco) or tell us why they are not required.
FirstName LastNameEdmond M. Safra
47. Please tell us how you considered whether financial statements were required for other
Comapany   NameFinance
       wholly-owned        of America
                       subsidiaries (e.gCompanies
                                         Blocker) ofInc.
                                                     Finance of America
Companies, Inc. (New
       Pubco).
December   3, 2020 Page 10
FirstName LastName
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany3,
December   NameFinance
             2020      of America Companies Inc.
December
Page 11 3, 2020 Page 11
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FOA Financial Statements
Notes to Consolidated Financial Statements, page F-10

48. We note your disclosure on page 249 related to restrictions on payments or distributions from FOA and its subsidiaries. Please revise to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by FOA and its subsidiaries. Refer to Rule 4-08(e)(3) for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance